UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

Amendment No. 7
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2014

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit XXIII:  Underwriting Agreement dated February 2, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.

Exhibit XXIV:  Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 9, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.

Exhibit XXV:  Opinion of Cravath, Swaine & Moore LLP dated February 9, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 9th day of  February, 2016.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ Eila Kreivi
Eila Kreivi
Director
Head of Capital Markets Department

by
/s/ Sandeep Dhawan
Sandeep Dhawan
Head of Funding
Americas, Asia, Pacific Capital Markets

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Washington, D.C., on the 9th day of  February, 2016.

EUROPEAN INVESTMENT BANK (Name of registrant)

by
/s/ David O’Sullivan
David O’Sullivan
Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
XXIII	Underwriting Agreement dated February 2, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.
XXIV	Opinion of the European Investment Bank (acting through its Legal Directorate) dated February 9, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.
XXV	Opinion of Cravath, Swaine & Moore LLP dated February 9, 2016, in connection with the offering of $4,000,000,000 1.250% Notes due 2019.